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SEC 09040281 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** AND ENDING **December 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Gar Wood Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Jersey (312) 566-0741
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert S. Jersey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Gar Wood Securities, LLC** as of **December 31, 2008,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President & Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
SHERRY GOUWENS
Notary Public - State of Illinois
My Commission Expires Aug 22, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Partners' equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Members
Gar Wood Securities, LLC
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Gar Wood Securities, LLC (the Company) as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gar Wood Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 27, 2009

Gar Wood Securities, LLC

Consolidated Statement of Financial Condition
December 31, 2008

Assets		
Cash	$	67,074
Due from brokers		153,226
Commissions receivable		1,152,751
Receivable from affiliates		80,745
Furniture, equipment, software, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $145,019)		59,943
Other assets		39,568
Total assets	$	1,553,307
Liabilities and Members' Capital		
Commissions payable	$	748,114
Floor brokerage, exchange, and clearing fees payable		163,733
Accounts payable and accrued expenses		114,235
Total liabilities		1,026,082
Members' Capital		527,225
Total liabilities and members' capital	$	1,553,307

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood) is an Illinois limited liability company established on May 10, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as an introducing broker. Gar Wood provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients. Gar Wood specializes in boutique prime brokerage services to clients including start up hedge fund managers and professional traders. Gar Wood is headquartered in Chicago, Illinois. Gar Wood wholly owns and controls Gar Wood Fund Administration, LLC.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of presentation: The consolidated financial statements include the accounts and results of the Company, and its wholly-owned subsidiary Gar Wood Fund Administration, LLC (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and recorded on the accrual basis.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment and software are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset, ranging from 3 to 7 years. Leasehold improvements are recorded at cost and are amortized using a straight-line method over the life of the lease. Repairs and maintenance are expensed as incurred.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying consolidated financial statements.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Recent accounting pronouncements: In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The Company has no financial assets subject to the provisions of SFAS No. 157 as of December 31, 2008.

Note 2. Due From Brokers

Amounts due from brokers at December 31, 2008 consist of available cash balances.

Note 3. Receivable From Affiliates

At December 31, 2008, receivable from affiliates primarily consists of amounts paid by the Company and charged back to contractors in relation to their customer relations activities. The amounts billed include expenses incurred and to be borne by the contractors in the normal course of business and defined in their employment agreement.

Note 4. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2008, furniture, equipment, software, and leasehold improvements consisted of the following:

Leasehold improvements	$ 21,313
Furniture and fixtures	5,414
Equipment	41,940
Computers and software	136,295
	204,962
Less accumulated depreciation and amortization	145,019
Net furniture, equipment, software, and leasehold improvements	$ 59,943

Note 5. Commitments

The Company leases its office facilities under leases that expire at various dates to December 31, 2010. The leases provide for minimum annual rental payments plus operating costs.

Future minimum lease payments are as follows:

Years ending December 31:		
2009	$	50,469
2010		51,660
	$	102,129

Note 6. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company did not have cash at December 31, 2008, that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

Note 7. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Members' Capital

Members' equity consists of three classes of members, Class A, B and C. As of December 31, 2008, individual members are represented in all classes.

The Class A members and Class B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest and membership percentage of each Class A member or Class B member. Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the Operating Agreement.

Class C members are entitled to an allocation of a Preferred Return, as defined. No Class C interest shall be allocated Company profits in excess of the Class C accrued preference, as defined in the operating agreement. Additionally, Class C members have no voting rights.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $112,232, which was $43,827 in excess of its required net capital of $68,405. At December 31, 2008, the Company's net capital ratio was 9.14 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Note 10. Company Operations

The credit and liquidity crisis in the United States and throughout the global financial system has resulted in substantial volatility in the financial markets. As a result, certain of the Company's customer operations may have been negatively impacted and therefore negatively impacted the Company. Management has taken actions to ensure that the Company will continue as a going concern through December 31, 2009, including personnel and operating cost reductions. Management believes that these actions will enable the Company to continue as a going concern through December 31, 2009.

McGladrey & Pullen
Certified Public Accountants

Gar Wood Securities, LLC

Statement of Financial Condition Report
December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.